Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

CenturyLink Acquires Savvis

Creates Global Managed Hosting & Colocation Provider

April 27, 2011

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, accretion and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Non-GAAP Financial Measures

Also, included in our presentation materials are certain non-GAAP financial measures. These measures are provided and valid as of April 27, 2011 only, and should not be relied upon beyond such date. Reconciliation of such non-GAAP measures to the most directly comparable GAAP measure ore measures are available on our company website at www.centurylink.com.

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Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’ website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April

6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Presenters

Glen F. Post, III

• Chief Executive Officer & President, CenturyLink

Jim Ousley

• Chairman & Chief Executive Officer, Savvis

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Transaction Overview

Glen F. Post, III

CEO & President, CenturyLink

CenturyLink’s Acquisition of Savvis is a Compelling Strategic and Financial Transaction

• Creates a premier managed hosting and colocation provider with global scale

• Accelerates entry into higher growth segments

• Immediately accretive to revenue, EBITDA and free cash flow growth

• Maintains strong financial position

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Transaction Summary

Transaction Value:	\$3.2 billion, including net debt of ~\$700 million as of 03/31/2011
Consideration:	\$40.00 per Savvis Share • \$30 in cash and \$10 in shares of CenturyLink common stock, subject to a cap (a)
Estimated Synergies:	Approximately \$70 million of annual run-rate cost synergies
Estimated Transaction Multiples (b):	10.9x / 8.8x 2011E EBITDA (before / after run-rate synergies)

(a) Savvis shareholders will receive a fraction of a CenturyLink share equal to dividing \$10 by the 30-day pre-close CenturyLink VWAP subject to a maximum of 0.2905 per share.

(b) Based on the latest public filings; Equity value based on fully diluted shares using treasury stock method.

CenturyLink™
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SAVVIS.

Transaction Summary (cont’d)

Accretion: Free cash flow accretive in first year after closing Closing HSR and FCC; Savvis shareholder approval; and Conditions: other customary closing conditions

Anticipated 2H 2011 Closing:

Management: • Led primarily by key members of the Savvis leadership team including CEO Jim Ousley

• Integrated hosting business will operate as a business unit of CenturyLink, based in St. Louis

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Savvis Overview

Jim Ousley

Chairman & CEO, Savvis

Savvis Overview

Who We Are

- St. Louis-based global IT outsourcing provider of managed services, colocation and network infrastructure for enterprises
  - ~2,500 global clients
    - Enterprise base
    - Long-term contracts
  - ~2,450 employees

- Extensive and flexible enterprise-class managed services product suite
  - Dedicated hosting
  - Dedicated and shared clouds
  - Security and storage
  - Hosting professional services

- 2011E Revenue and EBITDA of $1 billion and $290 million, respectively
  - Managed hosting growth of ~25%

2010 Segment Revenue Breakdown


Managed
34%
Colocation
38%
Network
28%

2010 Geographic Revenue Breakdown


EMEA
13%
Asia
4%
North America
83%

CenturyLink™
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SAVVIS.

Savvis Rationale for Combination With CenturyLink

• Provides scale, reach and financial strength to serve the “Cloud Revolution”

• Significantly expands revenue growth opportunity from sale of managed hosting services to existing CenturyLink enterprise customer base

• Leverages CenturyLink’s customer relationships to accelerate growth and deliver services to a broader base of customers

• Financial resources to further leverage Savvis’ core competencies

• Through stock component, Savvis shareholders gain opportunity to participate in upside of combination

• Meaningful return for Savvis shareholders from the beginning of the year

Compelling Strategic Combination

Glen F. Post, III

CEO & President, CenturyLink

Transaction Creates a Premier Global Leader in a High-Growth Industry

• Managed hosting / cloud computing sector growing at 20% CAGR

• Creates a leading managed hosting and colocation provider

– Savvis managed hosting capabilities + CenturyLink’s strong enterprise network services business

– Deepens data center management expertise

• Expands geographic reach significantly

– Expands data centers; enhances product depth with global footprint

Diversifies Revenue Mix To Growth Segments: A Platform To Drive Growth

• Orients CenturyLink’s business mix to higher growth areas:

– Over half of combined company revenue from business customers

– More than two-thirds of Savvis’ revenue from colocation, managed services and cloud, expected to increase by ~20% in 2011

• Offers significant opportunity to cross-sell the full suite of services to both companies’ enterprise customers

– Minimal customer overlap

• Accelerates CenturyLink’s speed-to-market and ability to gain scale in a growth industry, faster than it could organically

Maintains Financial Strength

• Maintains strong balance sheet with minimal impact on leverage

• Transaction funding and refinancing through a combination of existing cash and debt

– $2.0 billion Committed Bridge Facility

– $1.7 billion existing undrawn revolver

– Anticipate Savvis’ debt will be refinanced, with leases assumed

• Continues CenturyLink’s $2.90 annual dividend, with payout remaining at ~50%

• Strong free cash flow supported by solid margins and significant synergies from recent acquisitions

Ease of Integration

• Straightforward integration; requires minimal systems conversion

• Both companies have expertise and experience in acquisition integration

• CenturyLink and Savvis are aligned strategically with a focus on growing communications and IT services for business customers

• Savvis to be a separate entity led primarily by existing management

Summary: Both Companies Benefit From the Combination

• For Savvis:

– Expands ability to scale, with access to CenturyLink’s network capabilities, distribution, customer relationships, and financial resources

– Creates value and provides opportunity for participation in future growth

• For CenturyLink:

– Accelerates and diversifies growth by acquiring a premier player in the high-growth, managed hosting and cloud computing services

– Creates an industry leader with global reach, expanded data center scale and capabilities, and a significant platform for future growth

– Accretive to revenue, EBITDA and free cash flow growth

– Brings a best-in-class data services management team

Century Link SAVVIS